Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results for the Year Ended September 30, 2011

FY2011 Revenues were US$89.29 million and Operating Cash Flow was US$5.89 million

Internally Developed Seeds Accounted for 41.7% of Total FY2011 Seed Revenues

Invested US$7.05 million, equivalent of 7.89% of Total FY2011 Revenues to R&D

BEIJING--(BUSINESS WIRE)--January 19, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the year ended September 30, 2011. These unaudited year end results reflect the Company’s financial statements during the period from October 1, 2010 to September 30, 2011. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FY 2011 Major Corporate Events

  Reached a licensing agreement with a multinational partner to develop high-yield corn varieties incorporating the Origin Agritech glyphosate-resistant and Bt-traits
  Established an exclusive subsidiary in Xinjiang province with a prominent local partner for hybrid seed production and distribution to the northwest region in China
  Liquidation of our stake in Jilin Changrong High-tech Seed Limited (“Jilin Changrong”)
  Completed the strategic leadership transition: Dr. Gengchen Han is now the Chairman, President and CEO of Origin; Dr. James Chen joins Origin as the new CFO; Mr. Larry K. Cordell joined Origin as the Chair of the Audit committee and an independent Director.

Dr. Gengchen Han, Chairman, President and Chief Executive Officer of Origin Agritech, commented, “The Chinese seed industry is entering the next growth phase, in which we believe the prospective demand for high quality products will continue to rise. Fundamentals such as the rising food consumption and stabilizing planting area continue to bode very positive for the seed industry in general while individual crop segments also demonstrate promising growth prospects. Diversifying use for corns such as manufacturing animal feed continues to provide robust support in driving up corn price. Rising exports is expected to further boost the growth of rice seed industry.”

“In addition, recently implemented key industry policies will raise the barrier of entry and considerably favor industry leaders with established, high-yielding seed product portfolio and vertically integrated research and development capabilities. In response, we have proactively started strategic initiatives such as expanding our hybrid seed conditioning and production capabilities, establishing new marketing channels in the Northwest, proceeding with our GMO applications, and most recently have completed our strategic leadership transition. We are confident that our recent initiatives would pay off in capturing new growth opportunities in the short run and further strengthening our competitive position.”

UNAUDITED FINANCIAL RESULTS OVERVIEW

During the fiscal year 2011, we generated revenues of RMB567.43 million (US$89.29 million), a slight decrease of 2.98% from September 30, 2010 with RMB584.86 million (US$87.28 million). This slight decrease was mainly due to lower production at our corn seeds production base in southern China, where a severe drought presented extreme difficulty for farming.

The decline in sales quantity in corn seeds was somewhat offset by a 17.25% price increase, netting a 2.92% year-over-year decrease in total hybrid corn seed revenues in fiscal 2011. Constrained capacity also limited economies of scales, hence impacting the gross margin for corn seeds.

Our gross profit for the fiscal year ended September 30, 2011 were RMB195.84 million (US$30.82 million), compared with RMB231.27 million (US$34.51 million) during the previous fiscal year. The gross profit decline is mainly due to the decrease in the production of corn because of adverse weather in seed production area, the increase in the rental fee of farmer’s land, and the intense industry competition. Lack of economies of scale in turn negatively impacted our profitability.

Total net operating expenses for the year ended September 30, 2011 were RMB183.23 million (US$28.83 million), up 9.75% from the same period one year ago with RMB166.95 million (US$24.91 million). Selling and marketing expenses were RMB56.83 million (US$8.94 million) for the fiscal year ended September 30, 2011, compared with RMB52.23 million (US$7.79 million) for the fiscal year ended September 30, 2010. General and administrative (“G&A”) expenses were RMB86.75 million (US$13.65 million) for the year ended September 30, 2011, compared with RMB78.71 million (US$11.75 million) for the same period last year. Research and development (“R&D”) expenses were RMB44.77 million (US$7.05 million) for the year ended September 30, 2011, up 16.72% from September 30, 2010 with RMB38.36 million (US$5.72 million). The increase was due in part to increase in salary expenses, staff benefits and grant of stock options as related to our performance equity plans of RMB 14.32 million (US$2.14 million). Other income, net were RMB5.12 million (US$0.81 million) for the fiscal year ended September 30, 2011, compared with RMB2.34 million (US$0.35 million) for the fiscal year ended September 30, 2010.

Income from operations for the year ended September 30, 2011 were RMB12.61 million (US$1.99 million), compared with the income from operations from September 30, 2010 of RMB64.32 million (US$9.60 million).

Net loss attributable to Origin for the fiscal year of 2011 was RMB 23.08 million (US$3.63 million) compared with a net profit attributable to Origin of RMB49.05 million (US$7.32 million) in the year ended September 30, 2010. Of note, this amount included the net loss from the liquidation of our investment of Jilin Changrong of RMB13.58 million (US$2.14 million).

Balance Sheet

As of September 30, 2011, we had approximately RMB129.94 million (US$20.45 million) in cash and cash equivalents. The liquidation of a Jilin Changrong negatively affected the cash position. As part of the liquidation, we have RMB 45 million of receivable from liquidation of Changrong in other current asset. Inventory was RMB 210.83 million for the fiscal year end, down from RMB 434.11 million on June 30, 2011. Plant and equipment was increased to RMB 190.09 million from RMB 166.60 million on June 30, 2011.

Statement of Cash Flow

Net cash provided by operating activities was RMB37.46 million (US$5.89 million) for the fiscal year ended September 30, 2011 compared to net cash of RMB298.61 million (US$44.56 million) for the fiscal year ended September 30, 2010. This decrease was primarily due to a net loss of RMB12.78 million (US$2.01 million) in fiscal year 2011, and the increase in the advances to growers and suppliers. Net cash used by investing activities was RMB154.39 million (US$24.30 million) for the year ended September 30, 2011. The increase in net cash used was in part due to the liquidation of a subsidiary-Changrong of RMB 67.98 million (US$10.70 million) and purchase of plant and equipment, intangible assets, respectively to RMB56.33 million (US$8.86 million) and RMB19.20 million (US$3.02 million). Net cash used in financing activities was RMB55.74 million (US$8.77 million) for the year ended September 30, 2011.

The goods already sold and delivered to customers can be seen as Deferred Revenue line on the balance sheet and the Advances from Customers records the advance cash receipts from customers this selling season.

Long Term R&D Catalysts

Glyphosate resistance and Bt corn, as highly successful products elsewhere in the world, remain “industry changers” in China. Origin Agritech retains the exclusive license rights to these specific traits, and expects to be the first company to commercialize these crops in China.

We have roughly 100 total hybrid products in the market, and have successfully developed our own proprietary hybrid seed varieties since 1998. As of September 2011, we have 25 proprietary corn seed products, 19 proprietary rice seed products, 7 proprietary cotton seed products and 1 proprietary canola seed products that are in commercial production and distribution. Currently, we have 10 breeding stations and employ 125 full time research personnel. Origin’s longstanding, education-based distribution platform enables us to introduce higher quality products into the marketplace, as Origin’s associated infrastructure affords us the ability to successfully launch genetically modified products.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on to the Company’s website at: www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED BALANCE SHEETS (In thousands, except number of share and per share data)

	September 30,
	2010 RMB	2011 RMB	2011 USD
ASSETS
Current Assets
Cash and cash equivalents	299,672	129,942	20,448
Accounts receivable, less allowance for doubtful amounts of RMB842 and RMB2,714 as of September 30, 2010 and 2011, respectively	10,048	6,616	1,041
Due from related parties	5,107	5,183	816
Advances to suppliers	3,986	12,418	1,954
Advances to growers	40,691	78,623	12,372
Inventories	283,174	210,826	33,175
Income tax recoverable	2,745	2,155	339
Other current assets	18,838	65,055	10,237
Total current assets	664,261	510,818	80,382

Land use rights, net	20,907	33,094	5,208
Plant and equipment, net	161,681	190,094	29,913
Equity investments	22,505	20,503	3,226
Goodwill	16,665	11,973	1,884
Acquired intangible assets, net	35,344	29,232	4,600
Deferred income tax assets	9,766	3,028	476
Other assets	3,882	19,640	3,091
Total assets	935,011	818,382	128,780

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	85,900	20,000	3,147
Accounts payable	8,960	5,740	903
Due to growers	42,186	7,947	1,251
Due to related parties	7,926	1,728	272
Advances from customers	348,797	397,933	62,618
Deferred revenues	23,111	19,812	3,118
Income tax payable	44,075	39,060	6,146
Other payables and accrued expenses	35,656	40,351	6,350
Total current liabilities	596,611	532,571	83,805

Other long-term liabilities	9,426	-	-
Total liabilities	606,037	532,571	83,805

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,292,412 and 23,382,812 shares issued and outstanding as of September 30, 2010 and 2011 respectively)	-	-	-
Additional paid-in capital	387,052	394,344	62,054
Retained earnings (deficit)	(76,454)	(99,533)	(15,662)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(4,623)
Accumulated other comprehensive loss	(9,336)	(6,397)	(1,007)
Total Origin Agritech Limited shareholders’ equity	271,885	259,037	40,762

Non-controlling interests	57,089	26,774	4,213
Total equity	328,974	285,811	44,975

Total liabilities and equity	935,011	818,382	128,780

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (In thousands, except number of share and per share data)

	Year ended September 30,
	2009 RMB	2010 RMB	2011 RMB	2011 USD

Revenues	592,492	584,860	567,434	89,291
Cost of revenues	(392,842)	(353,587)	(371,591)	(58,473)

Gross profit	199,650	231,273	195,843	30,818

Operating expenses, net
Selling and marketing	(55,648)	(52,227)	(56,831)	(8,943)
General and administrative	(64,833)	(78,708)	(86,748)	(13,651)
Research and development	(33,473)	(38,356)	(44,771)	(7,045)
Other income, net	1,991	2,340	5,120	806

Total operating expenses, net	(151,963)	(166,951)	(183,230)	(28,833)

Income from operations	47,687	64,322	12,613	1,985

Interest expense	(16,784)	(8,539)	(1,469)	(231)
Share of net income of equity investments	4,669	9,370	1,616	254
Gain on disposal of an equity investment	-	8,883	-	-
Loss on liquidation of a subsidiary	-	-	(13,582)	(2,137)
Interest income	2,036	1,634	1,771	279
Loss on repurchase of convertible notes	(51,101)	-	-	-
Changes in the fair value of embedded derivatives	3,300	-	-	-

Income before income taxes	(10,193)	75,670	949	150

Income tax expense
Current	(580)	(4,046)	(6,991)	(1,100)
Deferred	(11,152)	(5,273)	(6,739)	(1,060)
Income tax expense	(11,732)	(9,319)	(13,730)	(2,160)

Net income (loss)	(21,925)	66,351	(12,781)	(2,010)
Less: Net income attributable to non-controlling interests	18,892	17,298	10,298	1,620

Net income (loss) attributable to Origin Agritech Limited	(40,817)	49,053	(23,079)	(3,630)

Other comprehensive income (loss)
Net income (loss)	(21,925)	66,351	(12,781)	(2,010)
Foreign currency translation difference	366	1,067	2,939	462
Comprehensive income (loss)	(21,559)	67,418	(9,842)	(1,548)
Less: Comprehensive income attributable to non-controlling interests	18,892	17,298	10,298	1,620
Comprehensive income (loss) attributable to Origin Agritech Limited	(40,451)	50,120	(20,140)	(3,168)

Net income (loss) attributable to Origin Agritech Limited per share – basic	RMB(1.77)	RMB2.12	RMB(1.00)	USD(0.16)

Net income (loss) attributable to Origin Agritech Limited per share – diluted	RMB(1.77)	RMB2.10	RMB(1.00)	USD(0.16)

Shares used in calculating basic net income (loss) per share	23,013,692	23,189,464	23,072,895	23,072,895

Shares used in calculating diluted net income (loss) per share	23,013,692	23,337,265	23,072,895	23,072,895

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Year ended September 30,
	2009 RMB	2010 RMB	2011 RMB	2011 USD

Operating activities:
Net income (loss)	(40,817)	49,053	(23,079)	(3,630)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,266	21,712	23,307	3,668
Loss (gain) on disposal of plant and equipment	457	(26)	6,252	984
Gain on disposal of an equity investment	-	(8,883)	(1)	-
Loss on liquidation of a subsidiary	-	-	13,583	2,137
Change in the fair value of embedded derivatives	(3,300)	-	-	-
Impairment on receivables	26	-	1,872	294
Inventory write down	7,395	14,971	12,978	2,042
Loss on repurchase of convertible note	51,101	-	-	-
Interest expense and amortization of discount on convertible notes	3,799	-	-	-
Deferred income tax assets	11,152	5,274	6,739	1,060
Non-controlling interests	18,892	17,298	10,298	1,620
Share-based compensation expense	2,760	4,868	4,638	730
Share of net income of equity investments	(4,669)	(9,370)	(1,616)	(254)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,006)	(4,356)	1,560	245
Due from related parties	3,538	1,897	(76)	(12)
Advances to growers	20,807	(16,010)	(37,932)	(5,969)
Advances to suppliers	-	2,940	(8,432)	(1,327)
Inventories	38,569	45,783	15,175	2,388
Income tax recoverable	(28)	(1,020)	590	93
Other current assets	2,444	98	4	1
Other assets	10,182	3,193	(3,010)	(474)
Accounts payable	6,014	(5,137)	(3,220)	(507)
Due to growers	(4,414)	32,567	(34,239)	(5,388)
Due to related parties	16,856	(7,773)	984	155
Advances from customers	81,159	128,834	49,136	7,732
Deferred revenues	(16,568)	4,831	(3,299)	(519)
Income tax payable	602	4,414	4,113	647
Other long-term liabilities	(3,658)	9,426	(7,003)	(1,102)
Other payables and accrued expenses	(13,676)	4,020	8,135	1,280

Net cash provided by operating activities	208,883	298,604	37,457	5,894

Investing activities:
Dividends received	4,600	1,200	2,467	388
Purchase of plant and equipment	(18,804)	(15,839)	(56,332)	(8,864)
Liquidation of a subsidiary	-	-	(67,980)	(10,697)
Proceeds from disposal of an equity investment	-	50,000	-	-
Additional capital injection to an equity investment	-	-	(600)	(95)
Proceeds from disposal of plant and equipment	1,395	247	-	-
Deposits for purchase of acquired technology and land use rights	(2,650)	(39)	(1,280)	(201)
Deposits for purchase of plant and equipment	(332)	(3,044)	(11,468)	(1,805)
Business acquisition, net of cash acquired	-	(10,540)	-	-
Purchase of intangible assets	(100)	(6,880)	(19,197)	(3,021)
Net cash provided by/(used in) investing activities	(15,891)	15,105	(154,390)	(24,295)

Financing activities:
Restricted bank deposits	(500)	500	-	-
Proceeds from short-term borrowings	134,850	191,900	20,000	3,147
Repayment of short-term borrowings	(219,440)	(186,290)	(85,900)	(13,517)
Repayment of third party loans	(4,560)	-	-	-
Repurchase of convertible notes	(68,290)	(117,896)	-	-
Acquisition of additional equity interest from non-controlling shareholders	-	(24,200)	-	-
Capital injection from a non-controlling shareholder	-	-	19,600	3,084
Dividends paid to non-controlling shareholders	(17,993)	(6,908)	(12,090)	(1,902)
Proceeds from exercise of share options	-	6,535	2,654	418
Net cash used in financing activities	(175,933)	(136,359)	(55,736)	(8,770)

Net increase (decrease) in cash and cash equivalents	17,059	177,350	(172,669)	(27,171)
Cash and cash equivalents, beginning of year	102,263	121,255	299,672	47,156
Effect of exchange rate changes on cash and cash equivalents	1,933	1,067	2,939	463
Cash and cash equivalents, end of year	121,255	299,672	129,942	20,448

Supplemental disclosures of cash flow information:
Income taxes paid	6	652	6,990	1,100

Interest paid	11,574	8,539	1,469	231

Supplemental disclosure of non-cash investing activities:
Other current assets to be received from liquidation of a subsidiary	-	-	45,236	7,118

CONTACT:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
shiwei.yin@grayling.com